

June 12, 2013

<u>Via Email</u>
Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
509 Madison Avenue, Suite 306
New York, New York 10022

> **Re:** **Tonix Pharmaceuticals Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2013**
> **File No. 333-188547**

Dear Mr. Lederman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  We note that you filed your June 6, 2012 amendment under the file number 333-186223. Using the form type AW, please withdraw the amendment and refile, along with all related correspondence, under the proper file number 333-188547. Also, please ensure that you file all future amendments under the proper file number.

2.  We note your response to comment 1 in our letter dated May 31, 2013. We also note that you continue to omit information from your cover page and throughout your prospectus regarding the exercisability period of your warrants. It is unclear how the exercisability period is a term of the security dependent upon the offering date under Rule 430A. Please advise or provide this information in your next amendment.

Underwriting, page 89

3.      We have reviewed your response to comment 4 in our letter dated May 31, 2013.  Please note that we will consider your response once the form of your underwriting agreement is filed.  We may have additional comments at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:    Marc J. Ross
       Sichenzia Ross Friedman Ference LLP